SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                       Dakota Growers Pasta Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock (Par Value $0.01 Per Share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23422P106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michael Tokarz
                                    Chairman
                                MVC Capital, Inc.
                          287 Bowman Avenue, 2nd Floor
                               Purchase, NY 10577
                                 (914) 701-0310

                                 With a copy to:

                               John L. Eisel, Esq.
                         Wildman, Harrold, Allen & Dixon
                        225 West Wacker Drive, Suite 2800
                          Chicago, Illinois 60606-1229
                                 (312) 201-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 April 11, 2006
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                         (Continued on following pages)
                               (Page 1 of 7 pages)

--------------------------------------------------------------------------------
CUSIP No. 23422P106                   13D                            Page 2 of 7
--------------------------------------------------------------------------------

(1)   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MVC Capital, Inc.
      I.R.S. Identification No. 94-3346760

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                                   (7)   SOLE VOTING POWER

                                         1,081,195
                                  ----------------------------------------------
                                   (8)   SHARED VOTING POWER
       NUMBER OF SHARES
      BENEFICIALLY OWNED                 0
       BY EACH REPORTING          ----------------------------------------------
          PERSON WITH                    (9)   SOLE DISPOSITIVE POWER

                                         1,081,195
                                  ----------------------------------------------
                                   (10)  SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,081,195
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions)

      IV
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 23422P106                   13D                            Page 3 of 7
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

      This  Amendment  No. 1 amends and  supplements  the initial  statement  on
Schedule 13D filed August 6, 2004 (the "Original Schedule 13D") by MVC Capital, Inc., a Delaware corporation ("MVC") with respect to the Common Stock, Par Value $0.01 Per Share (the "Common Stock") of Dakota Growers Pasta Company, Inc., a North Dakota corporation (the "Issuer"). All capitalized terms used but not defined herein have the meanings ascribed them in the Original Schedule 13D. The Issuer's principal executive offices are located at One Pasta Avenue, Carrington, North Dakota 58421.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is deleted and replaced with the following:

      This Schedule 13D is being filed by MVC Capital, Inc., a Delaware corporation, hereafter referred to as the "Reporting Person" or "MVC." MVC's principal executive offices are located at 287 Bowman Avenue, 2nd Floor, Purchase, New York 10577. MVC is a closed-end investment company registered as a business development company that seeks to provide long-term debt and equity investment capital to fund growth, acquisitions and recapitalizations of companies in a variety of industries.

      The following table sets forth the name, address, citizenship and present principal occupation or employment of each executive officer and director of MVC (collectively the "Covered Persons").

                                       Current Business or                                        Present Principal
               Name                    Residence Address                 Citizenship          Occupation or Employment
------------------------------------------------------------------------------------------------------------------------------------
 Michael T. Tokarz                  MVC Capital, Inc.                    USA              Director, Chairman and Portfolio
                                    287 Bowman Avenue, 2nd Floor                          Manager
                                    Purchase, NY 10577
------------------------------------------------------------------------------------------------------------------------------------
 Bruce W. Shewmaker                 MVC Capital, Inc.                    USA              Managing Director
                                    287 Bowman Avenue, 2nd Floor
                                    Purchase, NY 10577
------------------------------------------------------------------------------------------------------------------------------------
 Peter Seidenberg                   MVC Capital, Inc.                    USA              Chief Financial Officer
                                    287 Bowman Avenue, 2nd Floor
                                    Purchase, NY 10577
------------------------------------------------------------------------------------------------------------------------------------
 Scott Schuenke                     MVC Capital, Inc.                    USA              Chief Compliance Officer
                                    287 Bowman Avenue, 2nd Floor
                                    Purchase, NY 10577
------------------------------------------------------------------------------------------------------------------------------------
 Jaclyn Shapiro-Rothchild           MVC Capital, Inc.                    USA              Vice President and Secretary
                                    287 Bowman Avenue, 2nd Floor
                                    Purchase, NY 10577
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 23422P106                   13D                            Page 4 of 7
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 Emilio A. Dominianni               MVC Capital, Inc.                    USA              Retired Partner of, and Special
                                    287 Bowman Avenue, 2nd Floor                          Counsel to Coudert Brothers LLP;
                                    Purchase, NY 10577                                    Consultant to Air Liquide America
                                                                                          Corp.
------------------------------------------------------------------------------------------------------------------------------------
 Gerald Hellerman                   MVC Capital, Inc.                    USA              Principal of Hellerman Associates;
                                    287 Bowman Avenue, 2nd Floor                          President of The Mexico Equity and
                                    Purchase, NY 10577                                    Income Fund, Inc.; Director and
                                                                                          President of Innovative Clinical
                                                                                          Solutions, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
 Robert C. Knapp                    Millenco, L.P.                       USA              Managing Director of Millennium
                                    666 Fifth Avenue, 8th Floor                           Partners
                                    New York, NY 10103
------------------------------------------------------------------------------------------------------------------------------------
 William E. Taylor                  MVC Capital, Inc.                    USA              Certified Public Accountant
                                    287 Bowman Avenue, 2nd Floor
                                    Purchase, NY 10577
------------------------------------------------------------------------------------------------------------------------------------

      During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is supplemented with the following:

      The total  amount of funds used by MVC to acquire  the shares  reported in
Item 5(c) was $433,190.65. All shares of the Issuer's Common Stock acquired by MVC have been acquired with corporate funds of MVC.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is deleted and replaced with the following:

      The Reporting Person purchased the shares of Common Stock based on its belief that the Common Stock represents an attractive investment opportunity.

      Consistent with its investment purpose, the Reporting Person may engage in communications with one or more officers, directors, representatives or shareholders of the Issuer regarding the Issuer, including but not limited to its operations and its business, financial, and strategic plans. The Reporting Person may discuss ideas that, if effected, may result in one or more of the events described in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

--------------------------------------------------------------------------------
CUSIP No. 23422P106                   13D                            Page 5 of 7
--------------------------------------------------------------------------------

      In connection with MVC's initial investment in the Issuer, the Issuer agreed to appoint one designee of MVC to its board of directors, so long as MVC beneficially owns 50% or more of the Common Stock acquired by MVC pursuant to the Stock Purchase Agreement. MVC has named Michael T. Tokarz, the Chairman of MVC, as its designee. In addition, so long as MVC beneficially owns 50% or more of the Common Stock acquired pursuant to the Stock Purchase Agreement, a representative designated by MVC may attend, as an observer, all meetings of the Issuer's board of directors and is entitled to receive all written materials in connection with such meetings.

      Concurrently with MVC's initial investment in the Issuer, the Issuer and MVC Financial Services, Inc., an affiliate of MVC ("MVC Financial"), entered into a written consulting agreement (the "Consulting Agreement"), pursuant to which MVC Financial provides certain advisory and consulting services to the Issuer. As compensation for such services, MVC Financial receives an annual consulting fee of $75,000 and is reimbursed by the Issuer for all reasonable out-of-pocket expenses.

      Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person expects to evaluate on an ongoing basis, subsequent developments affecting the Issuer, the Issuer's financial condition, business operations and prospects, conditions in the securities market generally, general economic and industry conditions, other investment and business opportunities available to the Reporting Person and other factors. Accordingly, the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate, and to consider and take various possible alternative courses of action with respect to the Issuer as it considers desirable in light of the circumstances then prevailing, including those which may result in one or more of the events set forth in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. In particular, the Reporting Person may, subject to the restrictions contained in the securities laws, at any time and from time to time acquire additional shares of the Issuer's Common Stock or securities convertible or exchangeable for the Common Stock in public or private transactions, dispose of Shares of the Common Stock or other securities in public or private transactions. Any such transactions may be effected at any time and from time to time, and on such terms as the Reporting Person may deem advisable.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is deleted and replaced with the following:

      The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

      (a) The aggregate percentage of the Common Stock reported owned by the Reporting Person named herein is based upon 13,169,382 shares of Common Stock outstanding as of March 17, 2006 (as set forth in the Issuer's most recent Form 10-Q filed on March 17, 2006).

      As of the close of business on April 13, 2006, the Reporting Person owns 1,081,195 shares of Common Stock, constituting approximately 8.2% of the shares of Common Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 23422P106                   13D                            Page 6 of 7
--------------------------------------------------------------------------------

      (b) The Reporting Person has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it in this Schedule 13D.

      (c) During the past 60 days, the Reporting Person has made purchases of 87,288 shares of Common Stock in private transactions as set forth below:

        Date         Transaction       Number of Shares        Price per Share
    ------------    -------------     -----------------       -----------------
     04/11/2006       Purchase              2,555                   $4.75

     04/11/2006       Purchase              1,018                   $4.95

     04/11/2006       Purchase              4,241                   $5.00

     04/11/2006       Purchase              6,686                   $5.05

     04/11/2006       Purchase              18,000                  $5.50

     04/11/2006       Purchase              5,000                   $5.00

     04/11/2006       Purchase              5,000                   $5.10

     04/11/2006       Purchase              20,000                  $5.00

     03/24/2006       Purchase              24,788                  $4.50

      Except as set forth above, no other transactions in the Common Stock were effected during the past sixty days by the Reporting Person or the Covered Persons.

      (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person or any Covered Person.

      (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Response unchanged.

Item 7.  Material to be filed as Exhibits.

       Response unchanged.

--------------------------------------------------------------------------------
CUSIP No. 23422P106                   13D                            Page 7 of 7
--------------------------------------------------------------------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 2006

                                           MVC Capital, Inc.

                                          /s/  Michael T. Tokarz
                                         --------------------------
                                         Name:  Michael T. Tokarz
                                         Title: Chairman